Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

14 October 2014

PRIMA ANNOUNCES IMMUTEP’S IMP321 PATENT APPLICATION RECEIVES AUSTRALIAN

NOTICE OF ALLOWANCE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) is pleased to announce that Immutep S.A. (“Immutep”) has received a Notice of Allowance from the Australian Patent Office for Patent Application AU 2008306576 “Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response”. As announced on 2 October, 2014 Prima has reached an agreement to acquire Immutep subject to obtaining shareholder approval at its AGM to increase its share placement capacity to fund the acquisition. The AGM will be held on 14 November 2014.

The patent provides protection for the use of soluble recombinant LAG-3 Ig (IMP321) or derivatives thereof, notably in combinations, in order to boost a monocyte-mediated immune response, in particular to elicit an increase in the number of monocytes in the blood. This invention is currently in clinical trials for the treatment of cancer and the broad claims allowed will provide options for numerous clinical applications.

By increasing the number of monocytes or antigen presenting cells in the blood, IMP321 can stimulate increased cytotoxic T cell responses against cancer antigens. Immutep has conducted clinical trials using IMP321 as a monotherapy, an adjuvant and in combination with chemotherapy.

Chief Executive Officer, Marc Voigt said: “We congratulate Immutep on the allowance of this patent which is quite timely given the first patent to issue as a merged entity is likely to be Australian; this really seems quite an appropriate beginning for our proposed journey together.”

About Immutep

Immutep is a biopharmaceutical company developing immunotherapeutics in oncology. Products include a T cell immunostimulatory factor (APC activator) IMP321 for cancer chemoimmunotherapy and a therapeutic antibody for immune response modulation in cancer. The Company’s technologies are based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

Immutep’s lead product IMP321 (a LAG-3Ig fusion protein) works by binding to a receptor on antigen presenting cells (APC’s) such as dendritic cells to activate them. The APC’s are important for showing cancer antigens to T cells and activating them to destroy cancer cells. IMP321 is a first-in-class APC activator.

Immutep’s other products include IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients, licensed to CoStim (Novartis) and IMP731, a depleting antibody that removes T cells involved in autoimmunity, licensed to GSK. In addition, there is the potential for a number of other products coming out of the company’s research efforts.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de